UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2016

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is a press release, dated February 11, 2016, and entitled "Galmed Pharmaceuticals Announces Retirement of Chief Medical Officer."

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 31, 2015 (Registration No. 333- 203133).

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated February 11, 2016

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: February 11, 2016	By: /s/ Allen Baharaff Allen Baharaff President and Chief Executive Officer

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.